Filed by Cloudera, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Hortonworks, Inc.
Commission File No: 001-36780
This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Cloudera, Hortonworks and Merger Sub. The following is a Wall Street Journal news article of an interview with Tom Reilly, Cloudera’s CEO, Mick Hollison, Cloudera’s CMO and Kevin Cook, Cloudera's VP Finance, Corporate Development & Investor Relations, published on October 11, 2018.

Rivals Cloudera, Hortonworks Merge as Battle With IoT Giants Looms, CEO Says
The merger is estimated to give the combined firms an equity value of more than $5 billion

Cloudera CEO Tom Reilly, right, CMO Mick Hollison, middle, Kevin Cook, Cloudera's VP Finance, Corporate Development & Investor Relations, visit The Wall Street Journal's New York office, Oct. 9, 2018. PHOTO: THOMAS LOFTUS / THE WALL STREET JOURNAL
By
Angus Loten
Oct 11, 2018 11:18 am ET
Cloudera Inc. and Hortonworks Inc. are joining forces to better compete with giant enterprise information-technology providers in the fast-growing market for Internet-of-Things, artificial intelligence and other digital business tools, executives from both firms say.
Just don’t mention Hadoop – the open-source software framework that once underpinned the two Silicon Valley companies’ big-data rivalry.
Cloudera, which last week announced plans to merge with Hortonworks, was founded a decade ago by a group of engineers from Alphabet Inc.’s Google, Facebook Inc., Oracle Corp. and Yahoo Inc., where the technology behind Hadoop was developed. Hortonworks launched about two years later. Both are publicly traded.
News of the all-stock deal sent Cloudera shares up more than 16% to $19.90 in after-hours trading on Wednesday, Oct. 3, when the deal was announced. Hortonworks rose by a similar margin, to $25.40. Share prices have since declined, with Cloudera trading Thursday morning at $15.22 and Hortonworks at $19.73

Hadoop was designed to work with data distributed across clusters of hardware, rather than a traditional database, allowing for a more elastic capacity to match user needs, while enabling them to handle a large volume and wider variety of data, among other benefits.

Based on a programming language used in search, Hadoop become a critical tool for businesses trying to make sense of massive amounts of data pouring into their networks. Yet some critics said it lacked key enterprise-grade features, not least security.

Businesses today have far more options for analyzing large amounts of data, in addition to discrete machine- and deep-learning services for AI projects, or streaming and data flow systems that analyze data as it’s funneled into cloud storage.

“Hadoop has evolved so drastically that we don’t even mention it anymore,” said Cloudera Chief Executive Tom Reilly: “Today we ship 26 other open-source projects,” he added.

Under the terms of last week’s deal, Mr. Reilly will serve as CEO of the combined companies, while Scott Davidson, Hortonworks chief operating officer, will serve as COO.

Mr. Reilly said in recent years both firms have shifted away from a focus on data management services to offering business insights, eyeing the broader enterprise IT market.

That has seen them alternately competing against, and partnering with, the likes of Microsoft Corp., Amazon.com Inc., Alphabet Inc.’s Google and International Business Machines Corp., he said.

The merger, which is expected to close during the first quarter of 2019, is estimated to give the combined firms an equity value of more than $5 billion. By 2020, they expect to be approaching 3,000 customers and over $1 billion in annual revenue.

CIO Journal this week spoke with Mr. Reilly about the decision to merge with a former arch rival, as well as the new venture’s place in the enterprise IT market. Edited excerpts below:

For the past eight years, Cloudera has been battling with Hortonworks in the big-data software market. Why join forces now?
We’ve been beating each other up by competing against one another, while a new class of competitors was emerging. And we were not taking them head on, from Amazon to Google and others. This merger gives us scale to compete against the big guys.
What everyone is racing for is IoT, machine learning and AI. We want to win that market.

Is that goal a shift in strategy from a few years ago?
It is. We’ve publicly talked about how this industry is now in ‘Phase Three’ of its maturity. ‘Phase One’ was when our two companies started and were proving out a new technology and a new architecture. We had to prove to the world that it would work. ‘Phase Two’ was making it enterprise ready, meaning secure, well-governed and well-managed. ‘Phase Three’ revolves around AI and machine learning. Can you get insights in a competitive way out of data.
We’ve been competing against one another as the industry’s been maturing. Now, IoT in industrial use cases, whether its autonomous vehicles, pay-as-you-drive insurance or heavy machinery, is just taking off. We’ve been talking about it for eight years, but it’s just taking off.

What can you offer that your larger tech competitors cannot?
An intense solution from the edge all the way to AI, and, by the way, we’ll operate it on the main public clouds -- Amazon, Google, Microsoft and IBM. We’re partners with all these players, as well as competitors, but none of them partner with one another.
Not only do we partner with each of them, but our software works identically across all of these platforms. That gives users the ultimate flexibility.
Where you’re doing AI work, say, in Amazon or Microsoft or your own data center, we don’t care.

Any surprises after the deal came together?
It turned out roughly 70% of our code base was already shared. It was a common code base. It was open source and our engineers all worked on it. Really, once we got past the competitive dynamic, which took us a while, this merger became a no brainer.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) Cloudera or Hortonworks may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Cloudera or Hortonworks to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Cloudera or Hortonworks does business, or on Cloudera’s or Hortonworks’ operating results and business generally; (v) Cloudera’s or Hortonworks’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Cloudera or Hortonworks may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Cloudera or Hortonworks may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Cloudera and Hortonworks are set forth in their respective filings with the Securities and Exchange Commission (SEC), including each of Cloudera’s and Hortonworks’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors” and Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Cloudera’s most recent Quarterly Report on Form 10-Q and Hortonworks’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Cloudera and Hortonworks and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Cloudera and Hortonworks file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Cloudera and Hortonworks assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger between Cloudera and Hortonworks, Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Cloudera and Hortonworks and other documents concerning the proposed merger with the SEC. The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, CLOUDERA’S AND HORTONWORKS’ RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF CLOUDERA AND HORTONWORKS WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Cloudera and Hortonworks, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cloudera and Hortonworks make available free of charge at www.cloudera.com and www.hortonworks.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation
This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cloudera, Hortonworks and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Cloudera and Hortonworks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. Security holders may obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on

Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. To the extent the holdings of Cloudera securities by Cloudera’s directors and executive officers or the holdings of Hortonworks securities by Hortonworks’ directors and executive officers have changed since the amounts set forth in Cloudera’s or Hortonworks’ respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Cloudera’s website at www.cloudera.com and Hortonworks’ website at www.hortonworks.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.